UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  000-50015

CUSIP Number:  88650R108

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2010

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

TierOne Corporation

Full Name of Registrant

N/A

Former Name if Applicable

1235 “N” Street

Address of Principal Executive Office (Street and Number)

Lincoln, Nebraska 68508

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi annual report, transition report on Form 10 K, Form 20 F, Form 11 K, Form N SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b 25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Current Report on Form 8-K that TierOne Corporation (the “Company”) filed with the Securities and Exchange Commission (“SEC’) on October 14, 2009 (the “October Form 8-K”), in connection with an examination of TierOne Bank (the “Bank”) which commenced after the Company filed its second quarter 2009 Form 10-Q, the Office of Thrift Supervision, the Bank’s primary regulator, directed the Bank to establish additional loan loss provisions for the quarter ended June 30, 2009.  Further, the Company reported in the Current Report on Form 8-K filed with the SEC on April 29, 2010, as amended in a filing on May 14, 2010, that the Company’s independent registered public accounting firm has resigned.

As noted in the October Form 8-K, the Company intends to file an amended Form 10-Q for the quarter ended June 30, 2009 (including restated financial statements) as soon as practicable after completing its assessment of the examination.  This assessment cannot be finalized until the Company has replaced its independent registered public accounting firm and such firm has reviewed the Company’s assessment.  (The Company has commenced a search for a new independent registered public accounting firm.) The Company must file the amended Form 10-Q before it can complete the financial statements and Management’s Discussion and Analysis for its Form 10-Q for the quarter ended September 30, 2009, its Form 10-K for the year ended December 31, 2009, and its Form 10-Q for the quarter ended March 31, 2010.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Ed Swotek	402	475-0521
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☐ Yes    ☒No

Form 10-Q Quarter Ended September 30, 2009 and Form 10-K Year Ended December 31, 2009

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Reference is made to the Current Report on Form 8-K that the Company filed with the SEC on February 5, 2010, which discloses the Bank’s loan loss provision and charge offs for its fiscal quarter ended December 31, 2009, as reflected in the quarterly Thrift Financial Report that the Bank filed with the Office of Thrift Supervision; and the Current Report on Form 8-K that the Company filed with the SEC on May 4, 2010, which discloses the Bank’s loan loss provision and charge offs for its fiscal quarter ended March 31, 2010, as reflected in the quarterly Thrift Financial Report that the Bank filed with the Office of Thrift Supervision.  See also the response under Part III above.

     TierOne Corporation
(Name of Registrant as Specified in Charter)

has caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2010	By:	/s/ James A. Laphen
James A. Laphen
President